UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

VIROLOGIC, INC.

(Name of Issuer)

Common Stock $.001 par value per share

(Title of Class of Securities)

92823R201

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92823R201

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kevin Tang

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 7,915,126

	6.	Shared Voting Power

	7.	Sole Dispositive Power 7,915,126

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,915,126

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.82% (based on 115,947,568 shares outstanding as of December 15, 2004)

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tang Capital Partners, L.P. (EIN# 68-0517277)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 7,915,126

	6.	Shared Voting Power

	7.	Sole Dispositive Power 7,915,126

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,915,126

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.82% (based on 115,947,568 shares outstanding at December 15, 2004)

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tang Capital Management, LLC (EIN# 68-0517275)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 7,915,126

	6.	Shared Voting Power

	7.	Sole Dispositive Power 7,915,126

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,915,126

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.82% (based on 115,947,568 shares outstanding at December 15, 2004)

12.	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer The name of the issuer is ViroLogic, Inc., a Delaware corporation (“Issuer”).
	(b)	Address of Issuer’s Principal Executive Offices The principal executive offices of Issuer are located at 345 Oyster Point Blvd., South San Francisco, CA 94080.

Item 2.
(a), (b), (c)

This statement on Schedule 13G (“Statement”) is filed by Kevin Tang (“Tang”), Tang Capital Partners, L.P. (“Tang LP”) and Tang Capital Management, LLC (“Tang LLC”) (collectively the “Group”; each member of the Group being hereinafter referred to individually as a “Member” and collectively as “Members”).  Tang’s, Tang LP’s, and Tang LLC’s principal business address is 4401 Eastgate Mall, San Diego, California 92121.  Tang is a citizen of the United States.  Tang LP is a Delaware limited partnership and Tang LLC is a Delaware limited liability company.

	(d), (e)		This Statement relates to the Common Stock, $.001 par value per share (the “Issuer Common Stock”) of Issuer. The CUSIP number for the Issuer Common Stock is 92823R201.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a),(b)

Tang owns 0 shares of Issuer’s Common Stock, holds an option to purchase 40,800 shares of Common Stock of the Issuer and holds 8,500 shares of Common Stock as custodian for his son, Justin Lee Tang, under California Transfers to Minors Act, over which Mr. Tang holds voting power, representing 0.04% of Issuer’s issued and outstanding shares (based on 115,947,568 shares outstanding at December 15, 2004).  Tang LP owns 7,865,826 shares of Issuer’s Common Stock, representing 6.78% of Issuer’s issued and outstanding shares (based on 115,947,568 shares outstanding at December 15, 2004) and as such, Tang LP has full voting and dispositive power with respect to the shares it holds in the Issuer.  Tang LLC is the general partner of Tang LP, and as such, Tang LLC has full voting and dispositive power with respect to all the securities held by Tang LP.  Tang is the managing director of Tang LLC, which is the sole general partner of Tang LP, and as such, Tang has full voting and dispositive power with respect to the shares held by Tang LP.  The Group, in the aggregate, owns 7,915,126 shares of Issuer Common Stock representing 6.82% of Issuer issued and outstanding shares (based on 115,947,568 shares outstanding at December 15, 2004).

(c)

Each Member is the sole beneficial owner of the securities identified in subsection (a) above except that Tang holds 0 shares of Issuer Common Stock, holds an option to purchase 40,800 shares of Common Stock of the Issuer and holds 8,500 shares of Common Stock as custodian for his son, Justin Lee Tang, under California Transfers to Minors Act.  Tang LLC, as the sole general partner of Tang LP, has sole voting and dispositive power over the Issuer’s Common Stock as owned by Tang LP.  Tang, as the sole managing director of Tang LLC, has the sole voting and dispositive power over the Issuer Common Stock held by Tang LP.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2005

/s/ Kevin Tang
KEVIN TANG

TANG CAPITAL PARTNERS, L.P.
By: Tang Capital Management, LLC

/s/ Kevin Tang
KEVIN TANG, Managing Director

TANG CAPITAL MANAGEMENT, LLC

/s/ Kevin Tang
KEVIN TANG, Managing Director

JOINT FILING AGREEMENT

JOINT FILING AGREEMENT made as of this 10th day of February, 2005, by and among KEVIN TANG, TANG CAPITAL PARTNERS, L.P. and TANG CAPITAL MANAGEMENT, LLC.

W I T N E S S E T H :

WHEREAS, KEVIN TANG, TANG CAPITAL PARTNERS, L.P. and TANG CAPITAL MANAGEMENT, LLC collectively beneficially own more than five (5%) percent of the issued and outstanding common stock, $.001 par value, of ViroLogic, Inc. (“Issuer Common Stock”), a Delaware corporation; and

WHEREAS, the parties desire to jointly file a Schedule 13G with the SEC,

NOW, THEREFORE, the parties agree as follows:

1.                                       KEVIN TANG, TANG CAPITAL PARTNERS, L.P. and TANG CAPITAL MANAGEMENT, LLC hereby agree to jointly file a Schedule 13G with the SEC regarding the beneficial ownership of Issuer Common Stock and to file any and all amendments and supplements thereto.

2.                                       This Agreement contains the entire agreement among the parties concerning the subject matter hereof and may not be amended, modified or changed except pursuant to a written instrument signed by all parties.

IN WITNESS WHEREOF, the parties have signed this Agreement the day and year first above written.

/s/ Kevin Tang
KEVIN TANG

TANG CAPITAL PARTNERS, L.P.

By:	/s/ Kevin Tang
Kevin Tang, Managing Director

TANG CAPITAL MANAGEMENT, LLC

By:	/s/ Kevin Tang
Kevin Tang, Managing Director